EXHIBIT 99.1

Correction Sono Group N.V. Announces Ticker Symbol Update and New Leadership Team as It Prepares for Market Advancement

MUNICH, Germany, April 26, 2024 (GLOBE NEWSWIRE) -- Sono Group N.V. (the “Company”) (OTC: SEVCF), a solar technology company, today announced a correction to its press release issued on April 25, 2024, which provided an update on the trading symbol for the Company's ordinary shares and introduced the new leadership team.

The original press release incorrectly stated that the Company's ordinary shares would be quoted on the over-the-counter market under the U.S. ticker symbol SEVC. Following additional confirmation from the Financial Industry Regulatory Authority (FINRA), it has been clarified that the Company’s ordinary shares are quoted on the over-the-counter market under the symbol SEVCF, effective April 25, 2024. The 'F' in the ticker symbol represents the Company’s status as a foreign private issuer.

Please see below the corrected original press release.

MUNICH, Germany – April 25, 2024 – Sono Group N.V. (the “Company”) (OTC: SEVCF), a solar technology company, is pleased to announce a significant milestone in its corporate recovery. Following the successful conclusion of insolvency proceedings involving its subsidiary, Sono Motors GmbH, and the withdrawal of its own application for preliminary self-administration proceedings (reported in the Company’s Form 6-Ks filed on January 31, 2024 and February 29, 2024, respectively), the Company has received confirmation from the Financial Industry Regulatory Authority (FINRA) that the 'Q' will be removed from its ticker symbol, previously designated as SEVCQ, effective today. This change marks the end of the bankruptcy indication for Sono Group N.V., and the Company's ordinary shares will be quoted on the over-the-counter market under the U.S. ticker symbol SEVCF going forward, the 'F' in the ticker symbol represents the Company’s status as a foreign private issuer.

In addition, Sono Group N.V. has submitted its application for admission to trading on OTCQB, which is intended to generate additional liquidity in the Company’s shares and facilitate investor activity. This listing application is pending approval and is contingent upon the Company's filing of its annual report on Form 20-F for the fiscal year 2023. The Company's leadership believes this step will support and enhance shareholder value, confirming the Company’s commitment to the new course discussed in its press release dated February 14, 2024.

These organizational changes are a direct result of the efforts of the new leadership team, confirmed at the Company's extraordinary general meeting of shareholders on January 31, 2024 (the “EGM”), as reported in the Company’s Form 6-K filed with the Securities and Exchange Commission on the same day. These changes include the appointment of George O'Leary as the sole Managing Director, CEO, and CFO of the Company, as well as the appointment of two Supervisory Board members, David Dodge and Christopher Schreiber.

George O'Leary has taken the helm as the new Managing Director, CEO, and CFO of Sono Group N.V., officially beginning his tenure on January 31, 2024. Having transitioned to a full-time role with the Company on April 8, 2024, Mr. O'Leary is fully committed to leading the Company's turnaround. With a rich background that includes pivotal leadership roles such as former Chief Financial Officer at HealthLynked Corporation and founder of SKS Consulting of South Florida Corp., he brings a wealth of experience in driving operational excellence and strategic growth for both public and private companies. The Company believes that Mr. O’Leary’s diverse expertise uniquely positions him to steer Sono Group N.V. towards a robust future.

The Company is also proud to welcome two distinguished new members to its Supervisory Board. David Dodge, an independent financial consultant with extensive corporate finance, accounting, and SEC compliance expertise, brings his global experience in corporate finance and forensic due diligence to the Supervisory Board. A Yale University and University of Hartford alumnus, his prior roles, including former Chief Financial Officer of NeoMedia Technologies, Inc. and his former work as an auditor with Ernst & Young LLP, equip him with invaluable insights into our industry’s financial and regulatory landscapes. Christopher Schreiber brings over 35 years of financial services experience to the Company’s Supervisory Board, including a distinguished track record as a financial advisor and board member and significant experience, especially in navigating companies through financial challenges. His role in leading a significant retail sales force and his expertise from positions with Akers Bio and MyMD Pharmaceuticals, Inc. exemplify the depth of his financial acumen.

ABOUT SONO GROUP N.V.

SONO GROUP N.V. is the public holding company of Sono Motors, currently quoted on the OTC market under the symbol SEVCF. Now that it has withdrawn its application for preliminary self-administration proceedings, Sono Group N.V. plans to get admitted to trading on the OTCQB following the filing of its annual report on Form 20-F for the year ended December 31, 2023 and provide transparency to its shareholders as a fully reporting entity.

CONTACT

Press:
press@sonomotors.com | www.sonomotors.com/press

Investors:
ir@sonomotors.com | ir.sonomotors.com

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the intentions, beliefs, or current expectations of Sono Group N.V. and its sole subsidiary, Sono Motors GmbH (together, the “companies”). Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and could cause the companies’ actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: the companies’ ability to maintain relationships with creditors, suppliers, service providers, customers, employees and other third parties as a result of the former self-administration proceedings and the related increased performance and credit risks associated with the companies’ constrained liquidity position and capital structure; the companies’ ability to access the external funding required to successfully restructure their business, including by complying with the agreements related to the investment from YA II PN, Ltd. (“Yorkville”) so as to gain access to the remainder of the funding offered by Yorkville; the Company’s ability to have its shares admitted to trading on OTCQB, Nasdaq or any another stock exchange in the future, including the Company’s ability to meet the relevant application or initial listing requirements and to pay for the related costs and our ability to achieve our stated goals and continue as a going concern. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the companies’ ability to control or estimate precisely, such as the actions of courts, regulatory authorities and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the companies assume no obligation to update any such forward-looking statements.